15027465

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27394

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GIT Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15-B Catoctin Circle, SE, #203
(No. and Street)

Leesburg (City) VA (State) 20175 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Margaret Goodman 301-951-8231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 Nashua Road, Unit 17, Londonderry, NH 03053
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 27 2015
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Tg 11/23

Tg 11/23

OATH OR AFFIRMATION

I, Margaret Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIT Investment Services, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margaret Goodman
Signature

Chief Financial Officer
Title

Notary Public

PAMELA SUANN CHASE
Notary Public, State of Maryland
County of Anne Arundel
My Commission Expires February 28, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GIT Investment Services, Inc.

We have audited the accompanying financial statements of GIT Investment Services, Inc. (a Virginia corporation), which comprise the statement of financial condition as of June 30, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. GIT Investment Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GIT Investment Services, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of GIT Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of GIT Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 20, 2015

GIT INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

ASSETS

Cash and cash equivalents	$335,417
Receivables	2,510
Deposit with clearing organization	50,000
Total assets	$387,927

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to affiliates	$ 0
Total Liabilities	$ 0

Stockholder's Equity	
Common stock, $1 par value, shares authorized 50,000	
4,388 shares issued, net of 672 treasury shares at par	3,716
Additional paid-in capital	922,801
Retained earnings	(538,590)
Total stockholder's equity	$387,927
Total Stockholder's Equity and liabilities	$387,927

GIT INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2015

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Corporation was incorporated in Virginia on February 11, 1982. It serves as a broker/dealer in securities and provides security brokerage services to its clients, who historically have been mainly individual investors. In May 2003, the Corporation began trading under the name Clarendon Securities. The Corporation is located in Leesburg, Virginia, and is a wholly-owned subsidiary of Bankers Finance Capital Corp. (BFCC). The Corporation and BFCC operate under common control with Presidential Bank, FSB (Presidential Bank).

Cash and Cash Equivalents

The Corporation considers all highly liquid investments, including money market funds with original maturities of 90 days or less, to be cash equivalents. At June 30, 2015, 83.6% of the balance of cash and cash equivalents represents amounts invested in the Treasury Fund Daily Money Class money market fund held through National Financial Services, LLC (NFS).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and Fees

The Corporation earns commissions from the brokerage of security transactions on behalf of its customers and certain fees from bank deposit brokerage activities. The Corporation records commissions and related expenses from brokerage transactions and revenues from deposit fees, when commissions and service fees are earned. Commissions and related expenses on securities transactions are recognized on a trade-date basis.

Investment Securities

Investment securities with readily determinable market values are classified as available-for-sale and are reported at fair value, based on published market prices. Unrealized gains and losses are reported as accumulated other comprehensive income, a separate component of stockholders' equity. Realized gains and losses are recognized on a specific cost identification basis.

Expenses Assumed by Parent

From time to time certain expenses of the Corporation may be paid by its parent company, BFCC, where BFCC waives any liability of the Corporation to reimburse it for the expense. In such cases, the expenses are nevertheless reflected as expenses on the books of the Corporation to the same extent as if they had been paid by the Corporation, and a corresponding increase is recorded in additional paid-in capital to reflect the offsetting payment of the expense by BFCC on behalf of and for the benefit of the Corporation.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management's Review for Subsequent Events

Management had evaluated subsequent events through August 15, 2015, the date which the financial statements were available to be issued. Management' review found no subsequent events requiring disclosure.

NOTE 2- INCOME TAXES

The company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. The company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2009.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at June 30, 2015 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for tax penalties at June 30, 2015.

NOTE 3- CLEARING AGREEMENT

The Corporation acts as an introducing broker in the execution of security transactions on behalf of its customers. Under an agreement with NFS, the cash and margin brokerage accounts of the Corporation's customers are carried by NFS on a fully disclosed basis. The clearing agreement also provides that NFS shall perform certain other services relating to clearing and maintaining customer accounts.

Pursuant to this agreement, the Corporation is required to maintain a minimum deposit of $50,000 to secure obligations related to the execution of securities transactions. The agreement may be terminated by either party upon 90 days prior written notice.

NOTE 4- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $379,261 at June 30, 2015, this exceeded required net capital of $250,000 by $129,261. The ratio of aggregate indebtedness to net capital at June 30, 2015 was 0.0%.

NOTE 5- GUARANTEES – INDEMNIFICATIONS

In the normal course of its business, the Corporation indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Corporation could be required to make under these indemnifications cannot be estimated. However, the Corporation believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6- RELATED PARTY TRANSACTIONS

The Corporation uses office space leased by Presidential Bank which it shares with BFCC and it reimburses Presidential Bank for the actual pro-rated rental expense of such space incurred by Presidential Bank.

Under an agreement between BFCC and the Corporation, BFCC provides certain operational support services, including the maintenance and preservation of books and records appropriate to a registered broker/dealer, among others.

The amount paid to BFCC for services is determined based upon the direct and allocated overhead expenses incurred by BFCC on behalf of the Corporation, plus an administrative service fee of 4% of all direct and allocated expenses. Because of the affiliation between the Corporation and BFCC, amounts reimbursed may not be representative of amounts that would have been paid had such services and facilities been obtained from third parties.

NOTE 6- RELATED PARTY TRANSACTIONS (Continued)

Effective April 1, 2005, the Corporation's sole direct employee became an employee of Cleveland Corporation, which is a holding company affiliate of Presidential Bank, and effective September 1, 2014 employment of this person was transferred to and shared with Presidential Bank. As a result of these changes, the Corporation no longer has any employees of its own, but instead uses personnel employed by affiliated companies, and it therefore no longer recongizes any personnel expense. Under the terms of this arrangement, the Corporation does not have any obligation to reimburse any other entity for any portion of the cost of personnel who perform work related to its business.

For the year ended June 30, 2015, the Corporation incurred and recorded expenses paid on its behalf by BFCC resulting in a corresponding increase of $59,705 in the Corporation's additional paid-in capital. As of June 30, 2015, the amount due from BFCC to the Corporation was $1,124.

At June 30, 2015 the Corporation had $57,451 on deposit with Presidential Bank, a federally insured depository institution. Interest income earned on this deposit during the year ended June 30, 2015 was $183.

NOTE 7- RETAIL SECURITIES BROKERAGE EXIT

Beginning in January 2015, the Corporation began notifying retail brokerage clients that it would be exiting the retail securities business, offering each of such clients the option of transferring their fully disclosed cash and securities account balances held through the Corporation at NFS either to the Trust Custody Department of the Corporation's affiliate, Presidential Bank, or to an account held at or through another broker-dealer of the customer's choice, or otherwise to liquidate their existing accounts held through the Corporation at NFS, receiving in cash the net proceeds of the liquidation. Ultimately, the Corporation intends to involuntarily liquidate the remaining retail brokerage accounts of those customers, if any, who do not voluntarily act to move or liquidate their accounts pursuant to instructions provided to the Corporation by the customer.

The Corporation now intends to continue its other business activities as before.

SCHEDULE I

GIT INVESTMENT SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2015

Total ownership equity from statement of financial condition	$ 387,927
Total non-allowable assets from statement of financial condition	(3,113)
Other adjustments: Short securities not secured	0
Net capital before haircuts on securities positions	$ 384,814
Haircuts on securities	(5,553)
Net Capital	$379,261
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 0
Total aggregate indebtedness	$ 0
Percentage of aggregate indebtedness to net capital	0.0%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$0
Minimum dollar net capital requirement of reporting broker or dealer	$250,000
Net capital requirement	$250,000
Excess net capital	$129,261
Excess net capital at 1000%	$379,261

There were no material differences between the audited and unaudited computation of net capital.